June 27, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 1-32141

Dear Mr. Rosenberg:

This is to inform you that Assured Guaranty Ltd. is in receipt of your comment letter of June 14, 2011.  It is our intention to respond to your comments on or before July 6, 2011.

You may contact William Findlay, Managing Director, Accounting Policy, at (212) 261-5508, or me, at (212) 261-5511, if you have any questions.

Sincerely,

s/Robert Bailenson
Robert Bailenson
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Mark Brunhofer, Senior Staff Accountant, Division of Corporate Finance
Kei Nakada, Staff Accountant, Division of Corporate Finance
William Findlay, Managing Director of Accounting Policy, Assured Guaranty Ltd.